July 8, 2022

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Dillon Hagius

Re:    Molecular Partners AG
    Registration Statement on Form F-3
    Filed July 1, 2022
File No. 333-265960

    Acceleration Request
        Requested Date: July 12, 2022
        Requested Time: 4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-3 (File No. 333-265960) (the “Registration Statement”), to become effective on July 12, 2022, at 4:00 p.m. Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the Commission’s staff. The Registrant hereby authorizes Brandon Fenn of Cooley LLP, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with Brandon Fenn of Cooley LLP at (212) 479-6626.

[Signature page follows]

Very truly yours,

Molecular Partners AG

By: /s/ Andreas Emmenegger
Andreas Emmenegger
Chief Financial Officer

cc:    Patrick Amstutz, Molecular Partners AG
Julien Gander, Molecular Partners AG
Ryan Sansom, Cooley LLP
Brandon Fenn, Cooley LLP
    Jonathan Robertson, Cooley LLP
    Dieter Gericke, Homburger AG
Lorenzo Togni, Homburger AG